CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Step Up Autocallable Notes, due August 7, 2032	10,000	$1,000	$10,000,000	$1,146.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 1016 (To Prospectus dated March 30, 2012 and Series L Prospectus Supplement dated March 30, 2012) August 2, 2012	Filed Pursuant to Rule 424(b)(2) Registration No. 333-180488

$10,000,000

Step Up Autocallable Notes, due August 7, 2032

•	The notes are senior unsecured debt securities issued by Bank of America Corporation. All payments and the return of the principal amount on the notes are subject to our credit risk.

•

The notes will mature on August 7, 2032. At maturity, if the notes have not been previously automatically redeemed, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	Interest will be paid on the 7th day of each month, beginning on September 7, 2012, with the final interest payment date occurring on the maturity date.

•	The notes will accrue interest at the following rates per annum during the indicated year of their term:

•	Years 1-11: 4.00%;

•	Years 12-16: 5.00%;

•	Year 17: 6.00%;

•	Year 18: 7.00%;

•	Year 19: 8.00%; and

•	Year 20 9.00%.

•

Beginning two years after the issue date, the notes will be automatically called on any interest payment date if, on the Observation Date (as defined below) prior to the applicable interest payment date, CMS10 (as defined below) is less than or equal to 2.00%. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•	The CUSIP number for the notes is 06048WMW7.

•

The notes have been offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from August 7, 2012, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent is 97.15% of the principal amount of the notes.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about August 7, 2012 against payment in immediately available funds.

BofA Merrill Lynch

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated March 30, 2012, as supplemented by the Series L prospectus supplement, dated March 30, 2012 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus. Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

• Title of the Series:	Step Up Autocallable Notes, due August 7, 2032

• Aggregate Principal Amount Initially Being Issued:	$10,000,000

• Issue Date:	August 7, 2012

• CUSIP No.:	06048WMW7

• Maturity Date:	August 7, 2032

• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

• Ranking:	Senior

• Day Count Fraction:	30/360

• Interest Periods:	Monthly

• Interest Payment Dates:	The 7th day of each month, beginning on September 7, 2012, with the final interest payment date occurring on the maturity date.

• Interest Rates:	The notes will accrue interest during the following periods at the following rates per annum:

Dates:	Annual Rate:
August 7, 2012 to but excluding August 7, 2023	4.00%
August 7, 2023 to but excluding August 7, 2028	5.00%
August 7, 2028 to but excluding August 7, 2029	6.00%
August 7, 2029 to but excluding August 7, 2030	7.00%
August 7, 2030 to but excluding August 7, 2031	8.00%
August 7, 2031 to but excluding August 7, 2032	9.00%

• CMS10:	The 10-Year U.S. Dollar Constant Maturity Swap Rate, which appears on Reuters page ISDAFIX3 as of 11:00 A.M., New York City time, on the applicable Observation Date. See the section “Additional Terms of the Notes—Unavailability of CMS10” below for additional information about the determination of CMS10.

• Automatic Call:	The notes will be automatically called on any interest payment date beginning on August 7, 2014 (until the interest payment date occurring on July 7, 2032) if, on the Observation Date prior to the applicable interest payment date, CMS10 is less than or equal to 2.00%. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

• Observation Date:	The fifth U.S. Government Securities Business Day (as defined below) prior to each applicable interest payment date.

• Business Days:	If any interest payment date, any early redemption date, or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

• U.S. Government Securities Business Days:	A “U.S. Government Securities Business Day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

• Repayment at Option of Holder:	None

• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the 15th day of the month prior to the month in which the applicable interest payment is due.

• Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)

• Listing:	None

• U.S. Federal Income Tax Consequences

We intend to take the position that the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Assuming the notes are properly treated as contingent payment debt instruments, you will be required to include income on the notes over their term based upon a comparable yield.

If you are a Non-U.S. Holder, payments on the notes generally will not be subject to U.S. federal income or withholding tax, as long as you provide us with the required completed tax forms.

See the section entitled “U.S. Federal Income Tax Summary.”

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes are subject to automatic early redemption. The notes will automatically be redeemed in whole, but not in part, on any interest payment date on or after August 7, 2014 (until the interest payment date occurring on July 7, 2032), if, on the Observation Date prior to the applicable interest payment date, CMS10 is less than or equal to 2.00%. If you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. If the notes are automatically redeemed prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed. Depending on the date on which an automatic redemption occurs, you may not benefit from the higher interest rates that would have been paid on the notes had they been outstanding for a longer period.

You must rely on your own evaluation of the merits of an investment linked to CMS10. In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in CMS10 and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to CMS10 may at any time have significantly different views from ours or those of our affiliates. For these reasons, you are encouraged to derive information concerning CMS10 and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates. Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we default upon our financial obligations, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any relating hedging.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) will act as a market-maker for the notes that it offers, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer any series of the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	the fact that the notes may be automatically redeemed prior to maturity;

•	the level, direction, and volatility of market interest rates generally;

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally;

•	our financial condition and creditworthiness; and

•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes or CMS10 that are not for your account or on your behalf. We or one or more of our affiliates also may issue, or our affiliates, including MLPF&S, may underwrite, other financial instruments with returns linked to CMS10. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLCS, is the calculation agent for the notes and, as such, will have sole discretion to make all determinations regarding the level of CMS10 on each Observation Date, and whether the notes will be redeemed prior to maturity. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if CMS10 is unavailable on an Observation Date. See the section entitled “Additional Terms of the Notes—Unavailability of CMS10” below. The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

ADDITIONAL TERMS OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Unavailability of CMS10

If on any Observation Date, CMS10 is not quoted on the Reuters Screen ISDAFIX3 Page, or any page substituted for that page, then CMS10 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 10 years, commencing on the second U.S. Government Securities Business Day thereafter and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, CMS10 will be the arithmetic mean of the quotations. If two quotations are provided, CMS10 will be the arithmetic mean of the two quotations. If only one quotation is provided, CMS10 will equal that one quotation. If no quotations are available, then CMS10 will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the Observation Date.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding CMS10, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

10-YEAR CONSTANT MATURITY SWAP RATE

All disclosures contained in this pricing supplement regarding CMS10, including, without limitation, its computation, have been derived from publicly available sources. CMS10 is a “constant maturity swap rate” that measures on a daily basis the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 10 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, would be paid in exchange for a floating 3-month LIBOR-based payment stream, payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The fixed rate of interest payable on the hypothetical swap is established by ISDAFIX. On a daily basis, ISDAFIX provides average mid-market swap rates at selected maturities in six-major currencies. ISDAFIX rates are based on a mid-day and, in some markets, end-of-day polling of mid-market rates. ISDA established ISDAFIX in 1998 in co-operation with Reuters (now Thomson Reuters) and Intercapital Brokers (now ICAP plc.).

The fixed rate of interest payable on the hypothetical fixed-to-floating U.S. dollar interest rate swap is computed by taking the rates submitted by various dealers, eliminating the highest and lowest rates and calculating the simple average of the remaining rates. The rate provided by each dealer is intended to represent the mean of the rates at which that dealer would itself offer and bid a swap with a 10-year maturity for a notional amount deemed market size for that tenor to a dealer of good credit in the swap market. Dealers are selected by ISDA, ICAP and Thomson Reuters on the basis of reputation among dealers, credit standing, scale of activity in the relevant market, and perceived expertise in the relevant currency. Dealers that consistently fail to provide rates or provide rates that appear to be consistently off the market may be replaced at ISDA’s discretion.

The following table sets forth the historical month-end levels of CMS10 from January 2007 through July 2012, which we obtained from Bloomberg, L.P. page USISDA10. The historical data on CMS10 is not necessarily indicative of the future performance of CMS10 or what the value of the notes may be. Any historical upward or downward trend in the level of CMS10 during any period set forth below is not an indication that the level of CMS10 is more or less likely to increase or decrease at any time over the term of the notes.

CMS10

	2007	2008	2009	2010	2011	2012
January	5.377%	4.226%	2.983%	3.774%	3.436%	1.941%
February	5.105%	4.271%	3.337%	3.695%	3.536%	2.058%
March	5.190%	4.066%	2.877%	3.826%	3.573%	2.234%
April	5.186%	4.428%	3.225%	3.682%	3.378%	2.038%
May	5.473%	4.680%	3.783%	3.404%	3.160%	1.722%
June	5.703%	4.647%	3.751%	3.019%	3.283%	1.772%
July	5.531%	4.668%	3.807%	2.919%	2.964%	1.592%
August	5.240%	4.473%	3.644%	2.512%	2.362%
September	5.153%	4.374%	3.443%	2.591%	2.107%
October	5.046%	4.379%	3.625%	2.708%	2.355%
November	4.644%	3.180%	3.324%	2.932%	2.229%
December	4.679%	2.493%	4.009%	3.414%	2.044%

Movements in CMS10 have historically been correlated to some extent, but not exactly, to movements in the 10-year Constant Maturity Treasury Rate. Various factors that interrelate in complex ways may affect this correlation, and the future relationship between CMS10 and the 10-year Constant Maturity Treasury is uncertain. The 10-year Constant Maturity Treasury Rate expresses the yield to maturity on U.S. Treasury securities assuming a constant maturity of 10 years. This yield is interpolated from the yields of actual actively traded Treasury securities of 10 years. The 10-year Constant Maturity Treasury Rate is determined from fixed, constant maturity points and may not match the exact yield on any one specific 10-year Treasury security.

The graph below reflects the month-end CMS10 relative to the month-end 10-year Constant Maturity Treasury Rate during the period from January 2007 through July 2012. This historical correlation data is not necessarily indicative of the future correlation between CMS10 and the 10-year Constant Maturity Treasury Rate.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes and this summary assumes such treatment is proper and will be respected. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below. For example, the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders

We intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule and a comparable yield equal to 4.2222% per annum (compounded monthly), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
August 7, 2012 through December 31, 2012	$16.8949	$16.8949
January 1, 2013 through December 31, 2013	$42.3040	$59.1989
January 1, 2014 through December 31, 2014	$42.4034	$101.6023
January 1, 2015 through December 31, 2015	$42.5067	$144.1090
January 1, 2016 through December 31, 2016	$42.6145	$186.7235
January 1, 2017 through December 31, 2017	$42.7270	$229.4505
January 1, 2018 through December 31, 2018	$42.8447	$272.2952
January 1, 2019 through December 31, 2019	$42.9671	$315.2623
January 1, 2020 through December 31, 2020	$43.0946	$358.3569
January 1, 2021 through December 31, 2021	$43.2279	$401.5848
January 1, 2022 through December 31, 2022	$43.3672	$444.9520
January 1, 2023 through December 31, 2023	$43.4848	$488.4368
January 1, 2024 through December 31, 2024	$43.2940	$531.7308
January 1, 2025 through December 31, 2025	$43.0052	$574.7360
January 1, 2026 through December 31, 2026	$42.7040	$617.4400
January 1, 2027 through December 31, 2027	$32.5600	$650.0000
January 1, 2028 through December 31, 2028	$0.0000	$650.0000
January 1, 2029 through December 31, 2029	$0.0000	$650.0000
January 1, 2030 through December 31, 2030	$0.0000	$650.0000
January 1, 2031 through December 31, 2031	$0.0000	$650.0000
January 1, 2032 through August 7, 2032	$0.0000	$650.0000

In addition, we have determined the projected payment schedule for the notes as follows:

	2012	2013	2014	2015	2016	2017	2018
January	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
February	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
March	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
April	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
May	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
June	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
July	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
August	$0.0000	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
September	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
October	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
November	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333
December	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333

	2019	2020	2021	2022	2023	2024	2025
January	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
February	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
March	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
April	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
May	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
June	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
July	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
August	$3.3333	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667
September	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667	$4.1667
October	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667	$4.1667
November	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667	$4.1667
December	$3.3333	$3.3333	$3.3333	$3.3333	$4.1667	$4.1667	$4.1667

	2026	2027	2028	2029	2030	2031	2032
January	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
February	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
March	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
April	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
May	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
June	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
July	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
August	$4.1667	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
September	$4.1667	$5.0000	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
October	$4.1667	$1,005.0000	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
November	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
December	$4.1667	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the date on which the notes will be automatically called or if the notes will be automatically called.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes and reduced by any projected payments for previous periods on the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

U.S. Federal Estate Tax. Under current law, a note should generally not be includible in the estate of a Non-U.S. Holder unless the individual actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of the individual’s death, payments in respect of that note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-14 of the accompanying prospectus supplement.

The notes have been offered at varying prices related to prevailing market prices. The purchase price of the notes to the selling agent is the price set forth on the cover page of this pricing supplement.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 480(b) (17) of ERISA in connection with the transaction or any redemption of the securities, (y) neither MLPF&S nor any of its affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.